

May 31, 2013

<u>Via E-mail</u>
Mr. Ricardo J. Nunez, Esq.
Senior Vice President, General Counsel and Corporate Secretary
HD Supply Holdings, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

> **Re: HD Supply Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 17, 2013**
> **File No. 333-187872**

Dear Mr. Nunez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Please list only the lead or managing underwriters. Please refer to Item 501(b)(8)(i) of Regulation S-K.

<u>Summary Consolidated Financial and Operating Data, page 15</u>

2. We reviewed your response to comment 19 in our letter dated May 10, 2013. Please revise note (10) to the table to show how you calculated each pro forma as adjusted amount, once the pro forma as adjusted amounts are known. Please also tell us your consideration of providing a full set of pro forma financial statements pursuant to Rule 11-01(a)(8) and prepared in accordance with the form and content requirements in Rule 11-02(b) of Regulation S-X. Given the scope of transactions reflected in the pro forma and pro forma as adjusted data, a full set of pro forma financial statements would better assist investors in analyzing your future prospects.

3. Please disclose your consideration of the income tax impacts of the various adjustments to arrive at the pro forma and pro forma as adjusted financial information.

4. Please disclose pro forma net income (loss) alongside your presentation of pro forma Adjusted net income (loss). Disclose how pro forma net income (loss) is computed and also provide a reconciliation of pro forma net income (loss) to pro forma Adjusted net income (loss).

5. Please disclose pro forma as adjusted net income (loss) alongside your presentation of pro forma as adjusted Adjusted net income (loss). Disclose how pro forma as adjusted net income (loss) is computed and also provide a reconciliation of pro forma as adjusted net income (loss) to pro forma as adjusted Adjusted net income (loss).

<u>Use of Proceeds, page 47</u>

6. We reviewed your response to comment 26 in our letter dated May 10, 2013. To the extent the transaction and termination fees will require cash payment and are directly attributable to this offering, please disclose the nature and amount of these fees and expenses that will be paid with proceeds of this offering, together with available cash.

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>Note 6 – Debt, page F-19</u>

<u>Guarantee, page F-26</u>

7. Please explain to us how the following release provision operates by providing an example. Please also explain how it is considered customary such that each subsidiary guarantee qualifies as full and unconditional as that term is used and interpreted in Rule 3-10 of Regulation S-X.

- HDS has the right, upon 30 days' notice to the applicable trustee, to cause any Subsidiary Guarantor that has not guaranteed payment of any indebtedness of HDS or any Subsidiary Guarantor under all other indebtedness and is not a borrower under the ABL Facility to be unconditionally released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Steven J. Slutzky